NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

March 31, 2006

(Expressed in United States Dollars)

Unaudited – Prepared by Management

Not Reviewed by an Independent Auditor

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets

(Expressed in United States dollars)

March 31, 2006 and December 31, 2005

		March 31, 2006 (unaudited)	December 31, 2005

Assets

Current assets:
Cash and cash equivalents		$9,466,224	$24,442,266
Short-term investments		509,019	497,311
Accounts receivable and prepaids		3,623,709	2,690,617
Inventory		2,481,820	2,189,621

Property, plant and equipment (note 3)		92,955,088	86,618,832

	$		$116,438,647

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$5,051,563	$7,261,233
		5,051,563	7,261,233

Long-term liabilities		3,320,332	3,306,725

Shareholders’ equity:
Share capital (note 5(a))		187,588,440	187,062,851
Contributed surplus (note 5(b))		7,434,777	7,159,426
Deficit		(94,359,252)	(88,351,588)
			105,870,689

		$109,035,860	$116,438,647

Commitments (note 6)

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

“Gary E. German”

“Robert J. Gayton”

                                                                                   Director

                                                                                   Director

Gary E. German

Robert J. Gayton

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Unaudited

(Expressed in United States dollars)

Three months ended March 31
	2006	2005
Expenses:
Accounting and audit	$20,181	$12,030
Amortization	4,417	4,150
Consulting	37,668	16,249
Exploration expenditures (note 4)	1,732,169	2,190,671
Investor relations	113,143	35,769
Legal fees	12,909	22,392
Mining (note 2)	3,555,217	-
Office	104,625	132,620
Remuneration	242,456	147,886
Stock-based compensation (note 5(b))	309,122	466,565
Transfer, listing and filing fees	29,258	17,397
Travel	13,194	10,370

Loss before the undernoted		(3,056,099)

Foreign exchange gain(loss)	238	(10,259)
Investment income	166,457	44,692

Loss for the period		(3,021,666)

Deficit, beginning of period	(88,351,588)	(78,499,398)

Deficit, end of period	$(94,359,252)	$(81,521,064)

Basic and diluted loss per share	$(0.06)	$(0.04)

Weighted average number of common shares outstanding	103,203,044	76,608,294

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States dollars)

Three months ended March 31
	2006	2005
Cash provided by (used for):

Operations:
Loss for the period	$(6,007,664)	$(3,021,666)
Items not involving the use of cash:
Amortization	4,417	4,150
Stock-based compensation	309,122	466,565
Stock-based compensation, exploration	81,953	120,041
Interest and unrealized foreign exchange on long-term liabilities	7,157	(13,703)
Changes in non-cash working capital:
Accounts receivable and prepaids	(933,092)	(1,434,379)
Inventory	(292,199)	-
Accounts payable and accrued liabilities	(7,820)	441,435
	(6,838,126)	(3,437,557)

Investments:
Expenditures on property, plant and equipment	(8,483,937)	(3,717,765)
Construction hold back	-	(2,192,500)
Gain on short-term investments	(11,708)	-
Short-term investment sales	-	8,390,785
	(8,495,645)	2,480,520

Financing:
Issuance of shares, net of issue costs	357,729	62,656
	357,729	62,656

Increase (decrease) in cash and cash equivalents	(14,976,042)	(894,381)

Cash and cash equivalents, beginning of period	24,442,266	2,570,752

Cash and cash equivalents, end of period	$9,466,224	$1,676,371

Non-cash investing and financing transactions:
Property, plant and equipment additions included in accounts payable	$(2,201,850)	$2,097,931
Stock-based compensation capitalized to property, plant and equipment	52,136	76,369
Capitalized interest and unrealized foreign exchange gain(loss) on liabilities	6,450	(3,165)
Reclassification of contributed surplus to share capital upon exercise of shares	167,860	-

See accompanying notes to interim consolidated financial statements.

NEVSUN RESOURCES LTD.

Interim Consolidated Notes to Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

First Quarter Ended March 31, 2006

1.

Basis of presentation:

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its exploration stage mineral properties are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  The recoverability of the amounts shown for the Tabakoto mine mineral property interest and related plant and equipment is dependant upon future profitable production or proceeds from the disposition of the mine.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.

Other than the adoption of a new accounting standard for stripping costs, the same accounting policies are used in the preparation of these interim financial statements as for the most recent audited annual financial statements.

2.

Adoption of New Accounting Standard

Stripping Costs

The Company has adopted CICA Emerging Issues Committee Abstract 160 (“EIC–160”) “Stripping Costs Incurred in the Production Phase of a Mining Operation” effective January 1, 2006.  EIC–160 requires that stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  EIC–160 allows for the capitalizing of stripping costs in cases where such activities result in the betterment of a mineral property.

The Company has treated all stripping costs as variable production costs and has, therefore, expensed all such mining costs at the Tabakoto property during the first quarter.

NEVSUN RESOURCES LTD.

Interim Consolidated Notes to Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

First Quarter Ended March 31, 2006

3.

Property, plant and equipment:

		March 31, 2006	December 31, 2005

Tabakoto, Mali (under development):
Mineral property acquisition		$2,382,792	$2,382,792
Construction in progress		66,484,250	60,157,215
Deferred stripping		8,926,658	8,926,658
Reclamation and closure		2,939,372	2,939,372
			74,406,037

Other mineral properties (note 4)		10,926,732	10,926,732

Other plant and equipment:
Cost less accumulated amortization $ 250,672 (2005 - $246,255)		1,295,284	1,286,063
	$		$86,618,832

4.

Other mineral properties:

	Segala Mali	Bisha/ Okreb Eritrea	Augaro/ Akurdet Eritrea	Other	Total

Balance December 31, 2005	$10,626,633	$146,776	$153,323	$-	$10,926,732
Acquisition costs	-	-	-	-	-
Exploration:
Assays		70,763	8,941	-	79,704
Consulting engineers and personnel	16,672	517,031	43,728	13,016	590,447
Drilling and geophysics		300,084	105,979	-	406,063
Equipment		32,412	25,918	-	58,330
Line cutting and surveying		31,252	13,137	-	44,389
Transportation and field		99,907	7,208	-	107,115
Administration		273,023	74,330	16,815	364,168
Stock-based compensation		71,245	7,046	3,662	81,953

Incurred during the period	16,672	1,395,717	286,287	33,493	1,732,169
Expensed during the period	(16,672)	(1,395,717)	(286,287)	(33,493)	(1,732,169)
Balance March 31, 2006	$10,626,633	$146,776	$153,323	$-	$10,926,732

The Bisha feasibility study related costs in the first quarter totaled approximately $530,000 and are included in the amounts expensed above.

NEVSUN RESOURCES LTD.

Interim Consolidated Notes to Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

First Quarter Ended March 31, 2006

5.

Share capital:

 (a)

Issued:

	Number of shares	Share amount

Balance, December 31, 2005	102,986,822	$187,062,851
Exercise of options (note 5(b))	240,000	357,729
Allocation from contributed surplus upon exercise of stock options	-	167,860
Balance, March 31, 2006	103,226,822	$187,588,440

 (b)

Stock options:

The Company’s shareholders adopted a stock option plan in 1996 that is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Since the origin of the plan, the Company has been authorized by its shareholders to grant up to 12,000,000 stock options of which 3,432,000 options have been granted and exercised since 1996, 6,307,000 have been granted and remain outstanding at March 31, 2006 and 2,261,000 remain authorized to be granted at March 31, 2006.  Subsequent to March 31, 2006 the shareholders approved a revision of the plan to authorize the grant of options up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of each option granted since January 1, 2003 using the Black-Scholes model, with the following weighted average assumptions for the period ended March 31, 2006:  expected life of option 5 years, (2005– 5 years) stock price volatility 95% (2005 - 95%), no dividend yield and a risk free interest rate yield of 3% (2005 – 3%).  The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

Stock-based compensation values recorded for March 31, 2006:

Stock-based compensation cost:
Capitalized to mine under construction	$52,136
Expensed - exploration (note 4)	81,953
Expensed - administration	309,122
$443,211

Contributed surplus:
Balance, December 31, 2005	$7,159,426
Grant of options	443,211
Exercise of options to share capital	(167,860)
Balance, March 31, 2006	$7,434,777

NEVSUN RESOURCES LTD.

Interim Consolidated Notes to Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

First Quarter Ended March 31, 2006

5.

Share capital (continued):

	Number of options	Weighted average exercise price (CDN$)

Outstanding, December 31, 2005	6,547,000	$2.32
Exercised	240,000	1.73

Outstanding, March 31, 2006	6,307,000	$2.34

As of March 31, 2006, 4,957,000 of the total options outstanding were vested (exercisable).

(c) Warrants:

	Number of warrants	Exercise price (CDN$)

Expiring June 29, 2008	4,000,000	$3.25
Expiring October 25, 2008	8,889,000	$3.00
Expiring December 19, 2008	5,000,000	$10.00
Outstanding, March 31, 2006	17,889,000

6.

Commitments

In connection with the Tabakoto power generation, fuel supply and contract mining, the Company has operating supply agreements with approximate minimum payment obligations as follows:

2006 - $4,575,000; 2007 - $7,100,000; 2008 - $7,500,000; 2009 - $7,500,000; 2010 - $6,800,000.

In addition the mining contract has a minimum termination provision of $4,500,000 that declines evenly over the remaining life of contract, expiring December 2009.

7.

Segmented information:

The Company conducts its business as a single operating segment being the investment, exploration and development of mineral properties.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.

8.

Reclassification:

Certain line items in the financial statements have been reclassified for comparative purposes.